 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )*

PARKERVISION, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

701354300
(CUSIP Number)

Thomas Staz
c/o 1221 Capital Partners LLC
1221 Brickell Avenue, Suite 2660
Miami, Florida 33131
(305) 374-4243
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 701354300	SCHEDULE 13D	Page 2

1	Names of Reporting Persons Thomas Staz Revocable Trust dated 7/17/98, Thomas Staz Trustee
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 4,017,169(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,017,169(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,017,169
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.7%
14	Type of Reporting Person OO
(1) Thomas Staz, as Trustee, has voting and dispositive power.

CUSIP No. 701354300	SCHEDULE 13D	Page 3

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.01 par value per share (the “Common Stock”) of ParkerVision, Inc., a Florida corporation (the “Issuer”) whose principal executive offices are located at 4446-1A Hendricks Avenue, Suite 354, Jacksonville, Florida 32207.

Item 2. Identity and Background.

This Schedule 13D is being filed by the Thomas Staz Revocable Trust dated 7/17/98 (the “Reporting Person”).

The Reporting Person, a revocable trust, was established in 1998 under California law by Thomas Frederick Staz, as settlor, for the benefit of himself and certain of his family members.  The principal business address of the Reporting Person is 1221 Brickell Avenue, Suite 2660, Miami, Florida 33131.

The trustee of the Thomas Staz Revocable Trust dated 7/17/98 is Thomas Staz (the “Trustee”). The Trustee’s principal business address is c/o 1221 Capital Partners LLC, 1221 Brickell Avenue, Suite 2660, Miami, Florida 33131, and his principal occupation is as a partner at 1221 Capital Partners LLC, a Miami based private equity firm. The Trustee is a citizen of the United States of America.

During the last five years, neither the Reporting Person nor the Trustee have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither the Reporting Person nor the Trustee have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On February 28, 2019, the Reporting Person loaned the Issuer $200,000 in tranche 1 pursuant to a convertible note ("Note 2019A"). Note 2019A paid quarterly interest through December 31, 2020 in shares of the Issuer in the aggregate of 140,045 shares of Common Stock. On February 22, 2021, the $200,000 principal of Note 2019A was converted into 800,000 shares of Common Stock of the Issuer.

On March 7, 2019, the Reporting Person loaned the Issuer $200,000 in tranche 2 pursuant to a convertible note ("Note 2019B"). Note 2019B paid quarterly interest through December 31, 2020 in shares of the Issuer in the aggregate of 143,323 shares of Common Stock. On February 22, 2021, the $200,000 principal of Note 2019B was converted into 800,000 shares of Common Stock of the Issuer.

On February 22, 2021, the additional aggregate quarterly interest for Note 2019A and Note 2019B through February 22, 2021 was converted into an aggregate of 28,623 shares of Common Stock of the Issuer.

On May 15, 2019, the Reporting Person loaned the Issuer $100,000 in tranche 3 pursuant to a convertible note ("Note 2019C"). Also on May 15, 2019, the Reporting Person loaned the Issuer $100,000 in tranche 4 pursuant to a convertible note ("Note 2019D").

As of February 27, 2020, the outstanding balance of Note 2019C and Note 2019D in the aggregate was $237,444 representing the unpaid principal and accrued interest. On February 28, 2020, the Reporting Person and the Issuer mutually agreed that the Issuer would issue to the Reporting Person an aggregate of 1,526,426 shares of Common Stock as repayment for the aggregate $237,444 of unpaid principal and accrued interest under Note 2019C and Note 2019D.

CUSIP No. 701354300	SCHEDULE 13D	Page 4

The Reporting Person purchased an aggregate of 258,752 shares of Common Stock of the Issuer in open market transactions from May 7, 2019 through March 29, 2021 at various prices ranging from $0.06 to $1.831 for aggregate consideration of approximately $35,482.

Pursuant to a securities purchase agreement dated January 5, 2021, the Reporting Person purchased 320,000 shares of the Issuer's Common Stock in a private placement at a purchase price of $0.35 per share. An aggregate of $112,000 was paid for the shares of Common Stock issued in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

The source of funds used by the Reporting Person to make loans to the Issuer and to acquire the shares of Common Stock in the open market transactions and in the private placement was ordinary business income of the Trustee of the Reporting Person.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities described in this Schedule 13D for investment. The Reporting Person currently intends to hold the shares of Common Stock of the Issuer for investment purposes, though the Reporting Person may purchase or sell shares of the Common Stock of the Issuer from time to time in market or private transactions depending on market conditions. Other than as discussed herein, the Reporting Person has no plans or proposals which relate to or would result in any of the transactions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 4,017,169 shares of Common Stock. Such number of shares of Common Stock represents 5.7% of the class of securities, based on 69,886,849 shares of Common Stock outstanding, as reported in the Issuer’s Annual Report on Form 10-K filed on March 31, 2021.

(b) The number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 4,017,169

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 4,017,169

(iv) Shared power to dispose or direct the disposition: 0

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of the Schedule 13D, whichever is less, by the Reporting Person are described below. All such transactions were effected in the open market through a broker.

Trade Date	Number of Shares of Common Stock	Price Per Share
1/29/2021	1,000	$0.987
2/3/2021	5,000	$1.831
3/17/2021	1,000	$1.507
3/29/2021	400	$1.367

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

CUSIP No. 701354300	SCHEDULE 13D	Page 5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

 None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THOMAS STAZ REVOCABLE TRUST DATED 7/17/98, THOMAS STAZ TRUSTEE

Date: April 7, 2021	By:	/s/ Thomas Staz
Name: Thomas Staz
Title: Trustee